UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

AMENDMENT NO. 2

Under the Securities Exchange Act of 1934

WB Burgers Asia, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
94684P100

(CUSIP Number)
Koichi Ishizuka 81-90-6002-4978 3F K’s Minamiaoyama 6-6-20 Minamiaoyama, Minato-ku, Tokyo 107-0062, Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94684P100	SCHEDULE 13D

1	NAME OF REPORTING PERSON White Knight Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 537,987,224 shares of Common Stock (1) 1,000,000 shares of Series A Preferred Stock (1)
	8	Shared Voting Power – 0
	9	Sole Dispositive Power 537,987,224 shares of Common Stock (1) 1,000,000 shares of Series A Preferred Stock (1)
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,987,224 shares of Common Stock (1) 1,000,000 shares of Series A Preferred Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common: 53.12%[1] Preferred: 100.00%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	Based on 1,012,706,797 shares of Common Stock issued and outstanding as of November 9, 2021. As of November 9, 2021 there were 1,000,000 shares of Series A Preferred Stock issued and outstanding. Shares of Series A Preferred Stock are non-convertible and have voting rights equal to 1,000 shares of Common Stock.

CUSIP No. 94684P100	SCHEDULE 13D

 SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of White Knight Co., Ltd., a Japanese Company owned and controlled by Koichi Ishizuka, (the “Reporting Person”). The “Reporting Person” is White Knight Co., Ltd. This 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), and shares of Series A Preferred Stock, par value $0.0001 per share, of WB Burgers Asia, Inc., a Nevada corporation (the “Company”).

Item 1.  Security and Issuer.

The security or securities upon which this report is based is the Common Stock, par value $0.0001 per share, and Series A Preferred Stock, par value $0.0001 per share of WB Burgers Asia, Inc., a Nevada Corporation, with its principal place of business located at 3F K’s Minamiaoyama, 6-6-20 Minamiaoyama, Minato-ku,Tokyo 107-0062, Japan.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by (i) White Knight Co., Ltd., a Japan company (“WKC”), which is owned and controlled by Koichi Ishizuka.

(b)	The address of the business office for the Reporting Person is 3F K’s Minamiaoyama, 6-6-20 Minamiaoyama, Minato-ku, Tokyo 107-0062, Japan.

(c)

The principal business of WKC is to act as holding company for various assets that may be acquired by Koichi Ishizuka.

Mr. Koichi Ishizuka served as the CEO of Xinhua Finance Japan in 2006, Fate Corporation in 2008, and LCA Holdings., Ltd in 2009. Currently, Mr. Ishizuka serves as the Chief Executive Officer of OFF Line Co., Ltd., Photozou Co., Ltd., Photozou Holdings, Inc., Photozou Koukoku Co., Ltd., Off Line International, Inc. and OFF Line Japan Co., Ltd. He has held the position of CEO with OFF Line Co., Ltd. since 2013, Photozou Co., Ltd since 2016, Photozou Holdings, Inc since 2017, Photozou Koukoku Co., Ltd. since 2017, Off Line International, Inc. since 2019 and OFF Line Japan Co., Ltd. since 2018. On November 18, 2020, he was appointed as Chief Financial Officer of Next Meats Holdings, Inc., a position he still holds today. On July 23, 2021, Mr. Ishizuka was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer of Dr. Foods, Inc., a Nevada Company, formerly known as Catapult Solutions, Inc.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	WKC is a Japanese Company.

Item 3.  Source or Amount of Funds or Other Consideration.

WKC purchased 405,516,868 shares of Common Stock and 1,000,000 Series A Preferred Stock (the “Shares”) from Flint Consulting Services, LLC (“FLINT”) on May 7, 2021 for consideration of three hundred and twenty-five thousand dollars ($325,000) pursuant to a Share Purchase Agreement dated May 4, 2021 (the “Agreement”), by and among FLINT, the Company, and WKC. WKC used affiliate funds to acquire the Shares.

On August 30, 2021, White Knight Co., Ltd., a Japanese Company, owned and controlled by Koichi Ishizuka, sold a total of 353,181,818 shares of restricted common stock of the Company to the following parties in the respective quantities:

Name of Purchaser	Common Shares Purchased	Price Paid Per Share	Total Amount Paid ($)
Koichi Ishizuka	101,363,636	$0.0001	10,136.00
Rei Ishizuka [1]	50,000,000	$0.0001	5,000.00
Kiyoshi Noda	100,909,091	$0.0001	10,091.00
Yuma Muranushi	100,909,091	$0.0001	10,091.00

1 Rei Ishizuka is the wife of Mr. Koichi Ishizuka.

On September 14, 2021, WB Burgers Asia, Inc. entered into an “Acquisition Agreement” with White Knight Co., Ltd., a Japan Company, whereas WB Burgers Asia, Inc. issued 500,000,000 shares of restricted common stock to White Knight Co., Ltd., in exchange for 100% of the equity interests of WB Burgers Japan Co., Ltd., a Japan Company. Following this transaction, WB Burgers Japan Co., Ltd. became the wholly owned subsidiary of WB Burgers Asia, Inc., through which WB Burgers Asia, Inc. now operates. This transaction was not a purchase of securities.

On November 6, 2021, White Knight Co., Ltd. sold a total of 14,347,826 shares of restricted common stock of the Company to the following parties in the respective quantities:

Name of Purchaser	Common Shares Purchased	Price Paid Per Share ($)	Total Approximate Amount Paid ($)
M&A Company [2]	1,304,348	0.20	260,870
Michinari Yamamoto	1,304,348	0.20	260,870
Atsushi Morikawa	1,304,348	0.20	260,870
Motoki Hirai	1,304,348	0.20	260,870
Tomonori Yoshinaga	1,739,130	0.20	347,826
Go Watanabe	3,043,478	0.20	608,696
Okakichi Co., Ltd [3]	4,347,826	0.20	869,565
Total	14,347,826	0.20	2,869,567

2 The authorized party of M&A Company, a Japan entity, is Akihiro Ando.

3 The authorized party of Okakichi Co., Ltd, a Japan entity, is Shigeru Okada.

Item 4.  Purpose of Transaction.

Pursuant to the Agreement, on May 7, 2021, FLINT sold the Shares, representing approximately 81.10% percent of the Company’s issued and outstanding shares of Common Stock, at the time, and 100% of the Company’s issued and outstanding shares of Preferred Stock to WKC, and WKC paid to FLINT consideration of three hundred twenty-five thousand dollars ($325,000).

The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with WKC becoming the Company’s largest controlling stockholder. Pursuant to the Agreement, on May 7, 2021, Mr. Paul Moody resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. Moody’s resignation as a Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

On the same date, Mr. Koichi Ishizuka was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. Ishizuka’s appointment as Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

The purpose of the acquisition of the Shares was to acquire control of the Company, which at that time was a shell company as defined in Rule 12b-2 of the Exchange Act with no operating business. The Reporting Person is exploring various business opportunities with respect to the Company.

The purpose of the Acquisition Agreement, entered into on September 14, 2021, whereby White Knight Co., Ltd. was issued 500,000,000 shares of restricted common stock of WB Burgers Asia, Inc., was for the Company to acquire 100% equity interest of WB Burgers Japan Co., Ltd., a Japan Company. This event did not constitute a sale of equity, as the 500,000,000 shares were issued as an exchange for 100% equity ownership of WB Burgers Japan Co., Ltd.

The purpose of the seven Subscription Agreements executed on November 6, 2021, between White Knight Co., Ltd. and the purchasers identified in Item 3, was to conduct private sales of equity pursuant to Regulation S. In regards to the foregoing, White Knight Co., Ltd. claims an exemption from registration afforded by Section Regulation S of the Securities Act of 1933, as amended ("Regulation S") for the above sales of the stock since the sales of the stock were made to non-U.S. persons (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to offshore transactions, and no directed selling efforts were made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock and Preferred Stock owned by the Reporting Person is based on 1,012,706,797 shares of Common Stock issued and outstanding and 1,000,000 shares of Series A Preferred Stock issued and outstanding as of November 9, 2021.

(A)	WKC

a.	Aggregate number of common and preferred shares beneficially owned: 537,987,224 Shares of Common Stock and 1,000,000 Series A Preferred Stock

Percentage:

Common: 53.12%

Preferred: 100.00%

b.	Sole power to vote or direct vote: 537,987,224 shares of Common Stock and 1,000,000 Shares of Series A Preferred Stock

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 537,987,224 shares of Common Stock and 1,000,000 Shares of Series A Preferred Stock

Shared power to dispose or to direct disposition: 0

c.	WKC has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Share Purchase Agreement between WB Burgers Asia, Inc., Flint Consulting Services, LLC, and White Knight Co., Ltd. dated May 4, 2021, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2021.
2	Specimen Subscription Agreement - Unsigned, Blank Copy. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2021.
3	Acquisition Agreement. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2021.
4	Specimen Subscription Agreement - Unsigned, Blank Copy. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2021.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: November 9, 2021	White Knight Co., Ltd. By: /s/ Koichi Ishizuka Name: Koichi Ishizuka Title: Chief Executive Officer